
September 30, 2010

Mr. Chang Xiaobing
Chairman and Chief Executive Officer
China Unicom (Hong Kong) Limited
75th Floor, The Center
90 Queen's Road Central
Hong Kong

> **Re:** **China Unicom (Hong Kong) Limited**
> **Form 20-F for the fiscal year ended December 31, 2009**
> **Filed June 18, 2010**
> **File No. 1-15028**

Dear Mr. Chang:

We have reviewed your response letter dated September 21, 2010 and your filings and have the following comments. As noted in our letter dated September 1, 2010, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2009
Financial Statements
Note 4.2(b) 2009 Business Combinations, page F-59

1. We have reviewed your response to comment 1 of our letter dated September 1, 2010. We continue to question your financial statement presentation of the leased telecommunications networks in Southern China. Please explain to us the consideration you gave to reporting the results of operations of the leased telecommunications networks on a prospective basis only.

   In addition, we are not aware of any basis for reporting revenue while not reporting all of the expenses incurred to generate the revenue. Explain to us why it was appropriate for you to retrospectively present the revenues generated from the fixed-line business in Southern China without also retrospectively reporting all costs incurred in the generation of such revenues.

2. We note the fixed-line business in Southern China incurred depreciation and amortization expenses of RMB3,886 million and finance costs of RMB846 million in 2008. In 2009 Unicom New Horizon charged you leasing fees of approximately RMB2.0 billion for the lease of the telecommunications networks in Southern China. It appears, since the leasing fees are substantially less than the costs incurred by Unicom New Horizon, your operation of the telecommunications networks in Southern China may be subsidized by your parent company. Please advise us and explain your consideration of recognizing the difference in the costs incurred by Unicom New Horizon and your leasing fee as an additional expense and capital contribution.

Please file all correspondence over EDGAR. You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage
for

Larry Spirgel
Assistant Director